Exhibit 13.3

Management’s Discussion and Analysis of Financial Position and Operating Results

Transparency of financial information is important to allow our shareholders to measure the improvement of our performances.

The following is management’s discussion and analysis (“MD&A”) of the operating results and the financial position of Cascades Inc. (“Cascades” or “the Company”), which should be read in conjunction with the Company’s consolidated financial statements and accompanying notes for the years ended December 31, 2004 and 2003. For additional information, readers are referred to the Company’s Annual Information Form (“AIF”), which is published separately. Information contained herein includes any significant developments as at February 24, 2005, the date of approval of the MD&A by the Company’s Board of Directors.

MD&A is intended to provide readers with the information that management believes is required to gain an understanding of Cascades’ current results and to assess the Company’s future prospects. Accordingly, certain statements in this MD&A, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in the cost of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). Unless otherwise indicated or if required by the context, the terms “we,” “our” and “us” refer to Cascades Inc. and all of its subsidiaries and joint ventures. The financial information included in this analysis also contains certain data that are not measures of performance under Canadian GAAP (“non-GAAP measures”). For example, the Company uses operating income before depreciation and amortization (“OIBD”) because it is the measure used by management to assess the operating and financial performance of the Company’s operating segments. Such information is reconciled to the most directly comparable financial measures, as set forth in the supplemental information on non-GAAP measures section.

Management’s Discussion and Analysis of Financial Position and Operating Results

The Company

Cascades is a diversified producer of packaging products, tissue paper and fine papers with operations in Canada, the United States and Europe. The Company has leading market positions for many of its products in North America and is one of the foremost producers of coated boxboard in Europe.

Although the Company believes that its product, integration level, market and geographical diversification help to mitigate the adverse effects of industry conditions, the markets for some of its products are highly cyclical. These markets are heavily influenced by changes in the North American and global economies, industry capacity and inventory levels maintained by customers, all of which affect selling prices and profitability. The Company is also affected by the variation of the Canadian dollar against the U.S. dollar and the euro.

Assets hold for sale

During the fourth quarter of 2004, the Company initiated a divestiture plan for its distribution assets in the Fine Papers and Tissue Papers segments. Consequently, the assets, liabilities, results and cash flows of the distribution activities have been reclassified for the current year and for all comparative periods as assets held for sale. Financial information relating to these assets held for sale is as follow:

(in millions of dollars, except amounts per share)	2004	2003	2002
Condensed balance sheet
Current assets	126	126
Long-term assets	9	12
Current liabilities	29	31
Condensed statement of earnings
Sales	438	454	473
Depreciation and amortization	2	2	2
Operating income	7	11	7
Interest expense	3	3	3
Provision for income taxes	1	4	1
Net earnings from assets held for sale	3	4	3
Net earnings per share from assets held for sale	0.03	0.05	0.03
Condensed statement of cash flows
Cash flow from operating activities	1	14	(5)
Cash flow from investing activities	(1)	(1)	(5)
Cash flow from financing activities	—	(13)	10

With regards to the manufacturing assets of the Fine Papers Group, the Company has made no decision and is reviewing all possible strategic alternatives.

Overview

In 2004, sales increased by 9% and operating income was 16% lower than 2003. However, if we exclude certain specific items (Note 1), operating income decreased by only 3%. Due to recent business acquisitions and an improved economy, the Company’s shipments and pricing for its products were higher in most operating business sectors. This was, however, more than offset by the 7.6% strengthening of the Canadian dollar against the U.S. dollar, when compared with 2003.

Note 1: For definition of specific items, refer to the supplemental information on non-GAAP measures

Management’s Discussion and Analysis of Financial Position and Operating Results

Selected Consolidated Information

For the years ended December 31

(in millions of dollars, except amounts per share)

	As reported			Excluding specific items(1)
	2004	2003	2002	2004	2003	2002
Sales (amount net of eliminations)
Packaging	2,274	2,040	2,071
Tissue Papers	714	684	725
Fine Papers	704	725	795
Assets held for sale	(438)	(454)	(473)
	3,254	2,995	3,118
Operating income before depreciation and amortization “OIBD”
Packaging	178	174	244	190	174	248
Tissue Papers	76	73	136	76	73	136
Fine Papers	(3)	6	37	(3)	6	37
Corporate	(4)	(3)	3	(4)	(3)	3
Assets held for sale	(9)	(13)	(9)	(9)	(13)	(9)
	238	237	411	250	237	415
OIBD/sales	7.3%	7.9%	13.2%	7.7%	7.9%	13.3%
Operating income	79	94	274	91	94	278
Net earnings	23	55	169	16	16	153
per common share	$0.28	$0.66	$2.07	$0.20	$0.19	$1.87
Cash flow from operations(1)	158	158	307
per common share	$1.93	$1.93	$3.77

(1)  See the supplemental information on non-GAAP measures.

Other Selected Information

For the years ended December 31

	2004	2003	2002
Shipments (in thousands of short tons)
Manufacturing
Packaging products	1,770	1,767	1,794
Tissue Papers	399	368	338
Fine Papers	289	279	313
	2,458	2,414	2,445
Converted products
Packaging/Boxboard (in thousands of folding cartons)	13,988	4,402	2,555
Packaging/Containerboard (million square feet)	6,802	6,699	6,378
Tissue (in thousands of short tons)(2)	244	218	208
Currency–average rate
$Can vs $U.S.	$0.768	$0.714	$0.637
$U.S. vs $Can	$1.301	$1.401	$1.570
Euro vs $Can	$1.617	$1.582	$1.484

(2)  Converted tissue products are also included in manufacturing shipments.

Management’s Discussion and Analysis of Financial Position and Operating Results

The following table shows the historical movement of average benchmark list prices for some of our key products:

Benchmark product	2004	2003	2002	2001	2000
Packaging (US$/short ton)
Recycled boxboard–20-pt. clay coated	686	653	584	595	598
Linerboard-unbleached kraft, 42 lb.–Eastern U.S.	468	421	424	444	467
Tissue papers (index 1999 = 1,000)	1,189	1,131	1,140	1,099	1,064
Fine papers (US$/short ton)
Uncoated fine paper–offset, 50 lb. rolls	676	634	692	719	756
Coated fine paper–No. 3 grade, 60 lb. rolls	808	795	767	853	958

Source: Cascades based on industry sources. Tissue papers index represents a mix of primary and converted products.

Recycled and virgin fibres are the primary raw materials used in the manufacture of our products and represent the highest production cost. List prices for these raw materials fluctuate considerably and are heavily influenced by economic conditions and foreign demand. The following table shows the historical movement of average benchmark list prices, listed in U.S. dollars, for some of the grades of recycled paper and virgin pulp used in the manufacturing process:

Benchmark product	2004	2003	2002	2001	2000
Recycled paper (US$/short ton)
Old corrugated containers	82	60	63	34	74
Sorted office papers	122	110	99	78	141
Virgin pulp (US$/metric tonne)
Northern bleached softwood kraft–Eastern U.S.	640	553	491	558	685

Source: Cascades based on industry sources.

Year ended December 31, 2004, compared with year ended December 31, 2003

Sales   Sales increased by $259 million, or 8.6%, to $3.3 billion for the year, versus $3.0 billion for 2003.

Net business acquisitions over the last 12 months contributed $276 million in sales during the year. On October 1, 2003, the Company increased its participation in Dopaco Inc. to 50%. Dopaco is a leading North-American provider of packaging solutions for the quick-service restaurant industry. Prior to this increase in participation, this investment was accounted for using the equity method. On August 24, 2004, the Company further increased its participation to 100%. Consequently, Dopaco’s results were consolidated proportionately between October 1, 2003, and August 24, 2004, and have been fully consolidated since that date. Given this treatment, the total contribution of Dopaco is $208 million of additional sales for 2004 compared with 2003. In addition, the acquisition of Scierie P.H. Lemay Itée, completed in December 2003 and the other businesses acquired in 2004 contributed an additional $68 million of sales during the year.

Management’s Discussion and Analysis of Financial Position and Operating Results

Net average realized selling prices were weaker in the Boxboard and Fine Papers segments. This was a reflection of the 7.6% strengthening of the Canadian dollar against the U.S. dollar in comparison with 2003, and also due to the fact that North American Boxboard list prices only started their upward trend in the second half of 2004 and that their implementation was not immediate due to difficult market conditions. As for the European boxboard operations, their average selling price declined approximately 30 euros per ton as compared to 2003. In the Fine Papers segment, the uncoated and coated average price declined during the first six months of 2004 but then increased by more than US$100 per ton by the end of 2004 which was offset in part by the stronger Canadian dollar.

The appreciation of the Canadian dollar has had a direct impact on export prices, but has also contributed to reducing Canadian dollar prices in the domestic market, as several of the Company’s product lines are priced in U.S. dollars. Overall, shipments were better compared with 2003, generally reflecting better economic conditions, with the exception of the packaging segment’s North-American boxboard mills due to difficult market conditions and lower efficiencies in its recycled mills.

Sales	Property, plant and equipment

Operating income before depreciation and amortization  The Company generated operating income before depreciation and amortization of $238 million for the year, compared with $237 million for 2003. Operating income before depreciation and amortization margin decreased to 7.3% for the year, compared with 7.9% for the corresponding period in 2003. Operating income before depreciation and amortization for 2004 includes a $4 million gain related to the disposition of assets in the Speciality Products Group, a $2 million unrealized gain on derivative financial instruments of certain commodity swap contracts entered into by a joint-venture Company and a $18 million impairment loss related to the property, plant and equipment of one of the Company’s de-inked pulp mills located in Cap-de-la-Madeleine, Québec, which was temporarily closed in March 2003. The Company decided to permanently shut-down this facility. Excluding these specific items, the operating income before depreciation and amortization increased by 5% to $250 million from $237 million in 2003.

Business acquisitions realized over the last 12 months contributed $32 million to this increase. Despite higher volumes, selling prices and improvement in cost and efficiencies, the higher cost of fibre negatively affected operating income before depreciation and amortization margins. However, the most important factor was the strengthening of the Canadian dollar combined with the pricing of several of the Company’s Canadian products in U.S. dollars which impacted negatively on operating income before depreciation and amortization by approximately $63 million.

In general, our primary raw material prices increased, compared with 2003 but our costs were positively offset, in part, by a stronger Canadian dollar. The monthly average list price for old corrugated containers (OCC), mostly used by our Containerboard Group, increased by approximately 37% when compared with 2003. The monthly average list price for sorted office papers (SOP), primarily used by our Tissue Paper and Boxboard Groups, was 11% higher, while the price of Northern Bleached Softwood Kraft Pulp (NBSK) mainly used by our Fine Papers Group, increased by 16% during the same period.

As for natural gas, the pricing reference decreased slightly by 3% in Canada and increased by 13% in the United States when compared to 2003.

Management’s Discussion and Analysis of Financial Position and Operating Results

OIBD variance analysis

(in millions of dollars)

	Packaging	Tissue Papers	Fine Papers	Corporate	Assets held for sale	Consolidated
OIBD for the year ended December 31, 2003	174	73	6	(3)	(13)	237
Positive (negative) impact from:
Sales volume	—	19	—	—	—	19
Selling price	9	8	3	(4)	—	16
Raw materials	(8)	(23)	(15)	—	—	(46)
Variation of the Canadian dollar(1)	(54)	(10)	(7)	4	4	(63)
Cost improvement and efficiencies	37	9	10	(1)	—	55
Business acquisitions	32	—	—	—	—	32
OIBD excluding specific items	190	76	(3)	(4)	(9)	250
Specific items	(12)	—	—	—	—	(12)
OIBD for the year ended December 31, 2004	178	76	(3)	(4)	(9)	238

(1)   Foreign exchange impact is based on the Company’s national and export sales less purchases that are impacted by the $Can/$US variation.

Segmented analysis

	Sales (in millions of dollars)		OIBD (in millions of dollars)				Shipments (in thousands)				Average selling price (in dollars/unit)
Packaging	2004	2003	2004	% sales	2003	% sales	2004		2003		2004	2003
Boxboard
Manufacturing–North America	241	272	—	—	14	5.1	336	st	363	st	717	749
Manufacturing–Europe	464	455	19	4.1	23	5.1	521	st	493	st	889	923
Converting	513	292	45	8.8	15	5.1	13,988	carton	4,402	carton
Others and eliminations	13	7	3	—	3	—
	1,231	1,026	67	5.4	55	5.4

Containerboard(1)
Manufacturing	344	340	25	7.3	18	5.3	718	st	721	st	479	470
Converting	489	480	54	11.0	52	10.8	6,802	msf	6,699	msf	72	72
Others and eliminations	(200)	(191)	8	—	11	—
	633	629	87	13.7	81	12.9

Specialty products	509	484	24	4.7	38	7.9	195	st(2)	190	st(2)
Eliminations	(44)	(38)	—	—	—	—
	2,329	2,101	178	7.6	174	8.3	1,770	st	l,767	st

(1)   The Company’s containerboard business consists entirely of its 50% share of the results of Norampac Inc., a joint venture.

(2)   Consists of the paper manufacturing shipments only.

Management’s Discussion and Analysis of Financial Position and Operating Results

Sales of the Packaging Products segment increased by $228 million, or 11%, amounting to $2.3 billion for the year, compared with $2.1 billion for the same period in 2003. The additional contribution of new businesses acquired during the last 12 months combined with price increases in the containerboard sector more than offset lower realized prices in the boxboard sector and mitigated the impact on general pricing caused by the appreciation of the Canadian dollar.

Sales for the Boxboard Group amounted to $1.2 billion for the year, compared with $1.0 billion for the same period in 2003. Excluding Dopaco’s and Scierie P.H. Lemay’s additional contribution of $245 million, sales actually decreased by $40 million, or 4% due to lower selling prices for our primary board mills and for our converting units. Over the course of this period, shipments by primary mills decreased by approximately 7.4% in North America, due to difficult market conditions and lower efficiencies in their recycled mills. Shipments increased by approximately 5.7% in Europe due to lower downtime compared with 2003. In addition, net selling prices were lower mainly due to the strengthening of the Canadian dollar and to a 6% decrease in the European mills’ net realization price in euros, which was due to difficult conditions in the European board market that prevailed at the end of 2003 through the first quarter of 2004.

Sales for the Containerboard Group increased $4 million amounting to $633 million for the year, compared with $629 million for the same period in 2003, or a 1% increase. The combined impact of the acquisition of the Thompson (Connecticut) converting plant in April 2004 and the Lancaster (New York) converting plant in August 2004 contributed $12 million of additional sales in 2004. Sales were reduced by $15 million due to the impact of a work stoppage at the Burnaby mill, which was resolved during the fourth quarter of 2004. Containerboard shipments remained flat over the period despite the Burnaby mill strike. Excluding this mill, the primary capacity utilization rate was 96%, compared with 92% in 2003.

Shipments of corrugated products increased slightly compared with 2003, due mainly to the additional volume generated by acquisitions. Also, market conditions allowed for the gradual implementation throughout the year of certain price increases that more than offset the negative impact of a stronger Canadian dollar. This sector’s North-American integration level, reflecting the percentage of the containerboard’s mills production sold internally to the Company’s own box or sheet plants, increased to 64% in 2004, compared with 61% in 2003. Increased integration improves profit by providing more value-added products compared with unconverted board products.

Due to increased economic activity in terms of volume and prices, sales for the Specialty Products Group increased by $25 million, or 5%, to $509 million for the year, compared with $484 million for the same period in 2003. Within this Group, the paper mill packaging division brought in an extra $15 million, while the paper recovery and de-inked pulp division saw its contribution increase by $34 million. The Company completed the acquisition of the remaining 50% of the Greenfield S.A.S. joint venture in France during the second quarter of 2004, which resulted in an increase in the Company’s recycling operations in Europe. The sales increases observed in the paper mill packaging and recovery and de-inked pulp divisions were offset by a $13 million reduction in the sales of moulded pulp products.

Management’s Discussion and Analysis of Financial Position and Operating Results

Operating income before depreciation and amortization for the Packaging Products segment was $178 million for the year, compared with $174 million for the same period in 2003. Operating income before depreciation and amortization includes a $4 million gain related to the disposition of assets in the Speciality Products Group, a $2 million unrealized gain on derivative financial instruments of certain commodity swap contracts entered into by a Company joint-venture and a $18 million impairment loss related to the property, plant and equipment of one of the Company’s de-inked pulp mills located in Cap-de-la-Madeleine, Québec, which was temporarily closed in March 2003. The Company decided to permanently shut down this facility. Excluding these specific items, the operating income before depreciation and amortization increased by 9% to $190 million from $174 million in 2003. The increase of $16 million is mainly due to price increases realized in the containerboard sector, the proportionate consolidation of the results of Dopaco between October 1, 2003, and August 24, 2004, and its full consolidation since that date. This improvement was also offset by approximately $54 million due to the strengthening of the Canadian dollar. However, the North American boxboard operations saw its contribution decrease by $14 million to zero for 2004 due to a decrease in shipments and average selling prices.

	Sales (in millions of dollars)		OIBD (in millions of dollars)				Shipments (in thousands)				Average selling price (in dollars/unit)
Tissue Papers	2004	2003	2004	% sales	2003	% sales	2004		2003		2004	2003
Manufacturing & converting	665	620	74	11.1	72	11.6	399	st	368	st	1,553	1,590
Distribution	87	89	2	2.3	1	1.1
Eliminations	(35)	(23)	—	—	—	—
	717	686	76	10.6	73	10.6

Sales of the Tissue Group increased by $31 million, or 4.5%, to $717 million for the year, compared with $686 million for the same period in 2003. Average net realized prices were lower during the year, in comparison with the corresponding period in 2003, as a result of the strong Canadian dollar. The gradual introduction of certain price increases in the second half of 2004 in the U.S. retail and Canadian and U.S. away-from-home markets, as well as in the parent rolls business, have mitigated the negative impact of the currency. Shipments increased by 8% in 2004, reflecting increased sales efforts, an improving North-American economy and the additional contribution from the assets acquired from American Tissue in 2002. The integration rate (i.e, converted products sold vs. parent rolls) increased from 59% at the end of 2003 to 66% at the end of 2004.

The Tissue Group operating income before depreciation and amortization was $76 million for the year compared with $73 million last year. Higher volumes and higher net realized selling prices more than compensated for higher average waste paper costs and the negative impact on average selling prices resulting from the strengthening of the Canadian dollar. This Canadian dollar impact amounted to approximately $10 million for the year. Operating income before depreciation and amortization was also negatively affected by approximately $6 million due to the start-up of the Memphis mill and converting plants in Arizona and Calgary.

Management’s Discussion and Analysis of Financial Position and Operating Results

	Sales (in millions of dollars)		OIBD (in millions of dollars)				Shipments (in thousands)				Average selling price (in dollars/unit)
Fine Papers	2004	2003	2004	% sales	2003	% sales	2004		2003		2004	2003
Manufacturing	373	380	(10)	(2.7)	(5)	(1.3)	289	st	279	st	1,140	1,204
Distribution	409	417	7	1.7	11	2.6
Eliminations	(68)	(63)	—	—	—	—
	714	734	(3)	(0.4)	6	0.8

Sales of the Fine Papers Group decreased by $20 million, or 3%, to $714 million for the year, compared with $734 million for the same period in 2003. Compared with 2003, the pricing of our products increased in the second half of 2004 due to better market conditions and higher operating levels in the coated and uncoated paper markets. However, these price increases were affected by the strengthening of the Canadian dollar against the U.S. dollar. Shipments increased 3.5% when compared with 2003 as our production units took less downtime due to the better pricing of our products. The distribution division, Cascades Resources, contributed total sales of $409 million during the year, compared with $417 million in 2003. Cascades Resources shipments of paper products were 4.4% higher than last year but resale price per ton showed a reduction of 8.3% as compared with the same period in 2003.

Operating income before depreciation and amortization for the Fine Papers Group was negative by $3 million for the year, compared with a positive contribution of $6 million for the same period in 2003. The manufacturing segment experienced higher shipments, combined with price increases gradually implemented during the third and fourth quarters of 2004. However, the strengthening of the Canadian dollar negatively impacted profitability by approximately $7 million during the past year compared with 2003.

Manufacturing sector operating income before depreciation and amortization was also impacted by higher virgin fibre prices which were, however, offset in part by a stronger Canadian dollar. The distribution division’s profitability was affected by higher administrative costs related to legal expenses, bad debts and severance costs in one of its divisions.

Other items analysis

Depreciation and amortization  Depreciation and amortization increased to $159 million in 2004, from $143 million for the corresponding period of 2003, primarily as a result of recent business acquisitions.

Operating income  As a result of the above, operating income for the year decreased by 16% to $79 million, compared with $94 million for the same period in 2003. Operating margins decreased from 3.1% in 2003 to 2.4% in 2004.

Excluding specific items, operating income for the year stood at $91 million, compared with $94 million for the same period in 2003. Operating margins decreased from 3.1% in 2003 to 2.8% in 2004.

Interest expense  Interest expense decreased by $4 million, to $76 million for 2004, compared with $80 million for the same period in 2003. The strengthening of the Canadian dollar contributed to reducing the interest expense on the Company’s U.S.-denominated debts.

Management’s Discussion and Analysis of Financial Position and Operating Results

Foreign exchange gain on long-term debt  In 2004, the Company recorded a foreign exchange gain of $18 million on its own and its joint venture U.S.-denominated debts, as the Canadian dollar went from $0.774 against the US dollar as at December 31, 2003, to $0.831 as at December 31, 2004. This compares with a gain of $72 million in 2003. This gain had no impact on the Company’s liquidity.

Provision for income taxes  The income tax provision for the year ended December 31, 2004, amounted to $2 million, representing an effective tax rate of 10%. Excluding the impact of specific items, the tax rate would have been approximately 25%.

Net earnings  As a result of the foregoing factors, net earnings decreased by $32 million to $23 million, or $0.28 per share for 2004, versus net earnings of $55 million, or $0.66 per share, for the same period in 2003.

Net earnings excluding specific items for 2004, remained flat at $16 million, or $0.20 per share, compared with $16 million or $0.19 in 2003.

Liquidity and capital resources

Cash flows from operating  Cash flows from operating activities totalled $156 million for 2004, compared with $126 million for the same period in 2003. In 2004, changes in non-cash working capital components amounted to a use of funds of $2 million. This compares to a use of funds of $32 million in 2003. This improvement comes from a refund of prior years’ income taxes and improved management of working capital.

Cash flow from operating activities, excluding the change in non-cash working capital components, amounted to $158 million in 2004 and 2003, or $1.93 per share. This cash flow measure is important for the Company in order to pursue its capital expenditures program and reduce its leverage to debt.

Investing activities   In 2004, investment activities required total cash resources of $244 million. The Company invested $129 million in property, plant and equipment. The major capital projects realized in 2004 for each business segment are:

Boxboard:

•    $13 million in the manufacturing sector to complete the rebuilding of the wet-end section of the Larochette, France, machine #3, started in 2003 and for the parent roll storage project at the Arnsberg, Germany mill;

• $8 million for capacity improvement at Dopaco;
• $2 million for the extension of the drying section at Scierie Lemay sawmill;
Containerboard:	• $7 million in the manufacturing operations for waste water treatment (Mississauga mill), a bark boiler (Cabano mill) and for the completion of the steam reformer project (Trenton mill);
• $8.5 million in the converting operations for the relocation of its Concord plant to its Etobicoke site and for a six color press (Lithotech plant);
Specialty products:

•    $7 million mainly in the automation and building extension of the Kingsey Falls plastic unit, the start-up of a new honeycomb line in Drummondville and the start-up of a new recovery center in Gatineau as well as a building extension to the Lachine recovery center;

Tissue Papers:	• $6 million for the start-up of the new Memphis paper machine as well as for the technological optimization of one of the Candiac paper machines;
Fine Papers:

•    $7 million to complete the sim-sizer press project that was initiated in 2002 and to invest in a bio-gas project to reduce energy costs at the St-Jérôme mill, which started operating at the beginning of 2005.

Management’s Discussion and Analysis of Financial Position and Operating Results

The Company also invested $120 million (net of cash acquired) in new businesses during the year, as follows:

Boxboard:	• $82 million (US$63 million) paid to acquire the remaining 50% of the shares of Dopaco Inc. held by a private party;
Containerboard:	• $10 million (US$8 million) paid by a joint-venture company to acquire a corrugated plant in Lancaster, New York;
• $8 million (US$5.9 million) paid by a joint-venture company to acquire a corrugated plant in Thompson, Connecticut;
Specialty Products:	• $7 million paid to acquire a non-controlling interest in one of its division;
• $2 million paid to acquire the 50% participation from our partner in a pulp mill in France;
Tissue Papers:	• $15 million (US$11.4 million) paid to acquire a Tissue mill located in Memphis, Tennessee.

During the second quarter of 2004, the Company sold the assets of two of its fibreboard panel businesses in the Specialty Products Group for a total consideration of $16 million, of which, $14 million was received at closing. The balance of the selling price, in the amount of $2 million, is payable no later than 2011.

Financing activities On December 2, 2004, the Company completed a private placement of US$125 million of 7.25% senior notes due in 2013, which are treated as part of the same series of 7.25% senior notes due in 2013 that were issued in February 2003. The issuance of these senior notes was completed at a price of 105.50%, or an effective interest rate of 6.376%. The net proceeds of $156 million of this financing were used to reduce indebtedness under the Company’s revolving credit facility.

During the year, the Company repaid $49 million of its long-term debt consisting of long-term debt of Dopaco acquired at the time of acquisition and long-term debt that was not refinanced in 2003. It also redeemed 503,700 of its common shares on the open market, pursuant to a normal course issuer bid for an amount of $6.8 million.

Taking into account these transactions and the $13 million in dividends paid out during 2004, financing activities generated $93 million in liquidity.

Consolidated financial position as at December 31, 2004

The Company’s working capital stood at $502 million as at December 31, 2004, a ratio of 1.82:1. At year-end 2003, working capital stood at $508 million — a ratio of 1.99:1.

Long-term debt, including the current portion, increased to $1.226 billion as at December 31, 2004, following the acquisition of Dopaco, compared with $1.110 billion as at December 31, 2003. The current portion of long-term debt increased by $40 million, mainly as a result of the balance of purchase price owed for Dopaco, in the amount of $52 million. This amount is expected to be paid in the second quarter of 2005. The Company had $334 million available under its $500 million revolving credit facility at the end of the year in addition to $168 million available from its joint ventures. The net funded debt to total capitalization ratio increased from 45.5% as at December 31, 2003, to 47.3% as at December 31, 2004.

Including the net earnings generated during the year and the dividend paid out, shareholders’ equity increased slightly to $1.059 billion, or $13.02 per share, as at December 31, 2004.

During the first quarter of 2004, the Company’s lenders agreed to amendments to the revolving credit facility that will provide greater flexibility relative to the interest coverage covenant. These amendments will remain in force until the second quarter of 2005.

The liquidity available via the credit facilities of the Company and its joint ventures, along with the cash flow generated by the operating activities, will provide the Company sufficient funds to meet its financial obligations and fulfill its capital expenditure program, which budget estimates place at approximately $120 million for 2005 including our share of our joint venture, Norampac, estimated at $40 million. This budgeted amount may be revised during the course of this year, depending on the cash flow generated by operations.

Management’s Discussion and Analysis of Financial Position and Operating Results

Capital stock information

As at December 31, 2004, the capital stock issued and outstanding consisted of 81,361,580 common shares (81,731,387 as at December 31, 2003). As at December 31, 2004, 1,756,986 stock options were issued and outstanding (1,494,942 as at December 31, 2003).

Contractual obligations and other commitments

The Company’s principal contractual obligations and commercial commitments relate to outstanding debt, limited amortization requirements under existing credit lines, operating leases, capital leases and purchase obligations for its normal business operations. The following table summarizes these obligations as at December 31, 2004:

Contractual obligations

Payment due by period (in millions of dollars)	Total	Year 2005	Years 2006 and 2007	Years 2008 and 2009	Thereafter
Long-term debt	1,221	56	166	17	982
Capital lease	6	2	3	1	—
Operating lease	189	42	66	40	41
Purchase obligations	291	97	79	39	76
Total contractual obligations	1,707	197	314	97	1,099

Transactions with related parties

The Company has also entered into various agreements with its joint ventures, significantly influenced companies and entities controlled by one or more directors for the supply of raw materials, including recycled paper, virgin pulp and energy, supply of unconverted and converted products, sale and lease of equipment and other agreements in the normal course of business. The aggregate amount of sales from the Company to its joint ventures and other affiliates was $100 million and $61 million for 2003 and 2004, respectively. The aggregate amount of sales from the joint ventures and other affiliates to the Company was $67 million and $69 million for 2003 and 2004, respectively. The aggregate amount of sales from entities controlled by one or more of our directors to us was $7 million and $6 million for 2003 and 2004, respectively.

Off-balance sheet arrangements

In the normal course of business, we finance certain of our activities off-balance sheet through leases. We enter into operating leases for buildings and equipment. Minimum future rental payments under these operating leases, determined as at December 31, 2004, are included in the contractual obligations table above.

Critical accounting policies

Some of the Company’s accounting policies require significant estimates and assumptions about future events that affect the amounts reported in the financial statements and the accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of management’s judgment. Actual results could differ from those estimates, and any such differences may be material to the Company’s financial statements.

Management’s Discussion and Analysis of Financial Position and Operating Results

Valuation of identifiable intangible assets and goodwill:   Business acquisitions are accounted for under the purchase method of accounting. The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. As part of this allocation process, the Company must identify and attribute values and estimated lives to the intangible assets acquired. While an expert may be employed to assist the Company with these matters, these types of determinations involve considerable judgment and often involve the use of estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives. These determinations affect the amount of amortization expense recognized in future periods. The Company reviews the carrying values of all identifiable intangible assets and goodwill when certain conditions arise to determine whether any impairment has occurred. Because the valuation of identifiable intangible assets and goodwill requires significant estimates and judgment about future performance and fair value, our future results could be affected if our current estimates of future performance and fair value change.

Income taxes:   The Company is required to estimate the income taxes in each of the jurisdictions in which it operates. This includes estimating a value for existing net operating losses based on the Company’s assessment of its ability to utilize them against future taxable income before they expire. If the Company’s assessment of its ability to use the net operating losses proves inaccurate in the future, more or less of the net operating losses might be recognized as assets, which would increase or decrease the income tax expense, and consequently affect the Company’s net earnings in the relevant year.

Stock-based compensation:   Stock options granted to employees after January 1, 2002, are accounted for under the fair value method, which consists of recording expenses to earnings when stock options are issued. The fair value of stock options is calculated with a financial model involving the use of various assumptions such as the risk-free interest rate, the expected volatility of the underlying stock, the expected life of the stock options and the expected dividend yield. The Company uses the Black-Scholes option-pricing model, which was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option-pricing models require the input of highly subjective assumptions, including the expected price volatility.  The Company uses expected volatility rates, which are based on historical volatility rates trended into future years. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the stock options. A change in the assumptions used by the Company could have an impact on the net earnings.

Pension and post-retirement benefit costs:   Pension and post-retirement benefit costs are developed from actuarial valuations. Inherent in these valuations are key assumptions provided by the Company to actuaries, including discount rates, expected returns on plan assets, rates of compensation increases and medical cost inflation. In selecting the rates and returns, the Company is required to consider current market conditions, including changes in interest rates. Material changes in pension and post-retirement benefit costs may occur in the future, resulting from fluctuations in headcount in addition to changes in the assumptions.

Management’s Discussion and Analysis of Financial Position and Operating Results

Environmental cleanup costs:   The Company expenses environmental expenditures related to existing conditions caused by past or current operations and from which no future benefit is discernible. The Company’s estimated environmental remediation costs are based upon an evaluation of currently available facts with respect to each individual site, including the results of environmental studies and testing, and considering existing technology, applicable laws and regulations, and prior experience in remediation of contaminated sites. Expenditures that extend the life of the related property, or mitigate or prevent future environmental contamination, are capitalized. The Company determines its liability on a site-by-site basis and records a liability at the time when it is probable and can be reasonably estimated. The contingencies take into account the anticipated participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective shares of the relevant costs. Actual costs to be incurred in future periods at the identified sites may vary from the estimates, given the inherent uncertainties in evaluating environmental exposures. Future information and developments may require the Company to reassess the expected impact of these environmental matters.

Collectibility of accounts receivable:   In order to record its accounts receivable at their net realizable value, the Company must assess their collectibility. A considerable amount of judgment is required in order to make this assessment, including a review of the aging of its receivables and the current creditworthiness of each customer. The Company has recorded allowances for receivables that it feels are uncollectible. However, if the financial condition of the Company’s customers were to deteriorate, their ability to make required payments may become further impaired, and increases in these allowances would be required.

Impairment of tangible assets:   At least annually, we assess whether there has been a permanent impairment in the value of assets. This is accomplished by determining whether projected undiscounted future cash flows from operations exceed the net carrying amount of the asset as of the assessment date. Estimates of future cash flows and fair values require judgment and may change.

Introduction of new accounting policies in 2004

Hedging relationships:   On January 1, 2004, the Company applied prospectively Accounting Guideline 13 (“AcG-l3”) regarding hedge accounting. In compliance with the criteria required by AcG-13, hedge accounting requires the Company to document the risk management strategy used. Upon executing a hedging contract, management documents the hedged item, namely asset, liability or anticipated transaction, the characteristics of the hedging instrument used and the selected method of assessing effectiveness. The current accounting policy will be maintained for hedging relationships deemed to be effective at January 1, 2004. Consequently, realized and unrealized gains and losses on hedges will continue to be deferred until the hedged item is realized so as to allow matching of the designations in the statement of earnings. Hedge accounting was applied as at January 1, 2004, for hedging relationships existing as at December 31, 2003, that satisfied the conditions of AcG-13. Certain hedging relationships existing as at December 31, 2003, did not meet the conditions of AcG-13 and consequently were recorded at fair value as at January 1, 2004, resulting in an increase in other assets of $3.7 million and in liabilities of $0.1 million. The related unrealized gain of $3.6 million was deferred and presented under other liabilities on the balance sheet.

Management’s Discussion and Analysis of Financial Position and Operating Results

Asset retirement obligations:   On January 1, 2004, the Company adopted retroactively without prior period restatement the new recommendations of the CICA relating to asset retirement obligations. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The application of this standard did not have any significant impact on the financial position or results of operations of the Company.

Impairment of long-lived assets:   Effective January 1, 2004, the Company adopted prospectively the new Handbook Section 3063, “Impairment of Long-Lived Assets,” which establishes standards for recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment and intangible assets with finite useful lives. Under the new standard, impairment in a long-lived asset is recognized when the undiscounted cash flows expected from the use and eventual disposition of the asset are less than their carrying amount. In such situations, the asset is measured at its fair value. The adoption of this new standard had no impact on the Company’s financial statements as of January 1, 2004.

Generally accepted accounting principles:   On January 1, 2004, the Company adopted retroactively with prior period restatement Section 1100 “Generally Accepted Accounting Principles,” and Section 1400, “General Standards for Financial Statement Presentation”, recently issued by the CICA. Section 1100 clarifies the relative authority of various accounting pronouncements and other sources of guidance within GAAP, whereas Section 1400 clarifies what constitutes a fair presentation in accordance with GAAP. In addition, under Section 1100, industry practice no longer plays a role in establishing GAAP. As a result, the cost of delivery, which had been subtracted from sales in accordance with industry practice, is no longer subtracted from sales, but rather is included in cost of sales.

Employee future benefits:   The CICA amended Section 3461 “Employee Future Benefits” to require additional disclosures about the assets, cash flows and net periodic benefit cost of defined benefit pension plans and other employee future benefit plans. The new annual disclosures are included in the annual financial statements as at December 31, 2004.

New accounting policies not yet adopted

Variable interest entities:   In June 2003, the CICA issued Accounting Guideline AcG-15, “Consolidation of variable interest entities.” The new guideline requires companies to identify variable interest entities in which they have an interest to determine whether they are the primary beneficiary of such entities and, if so, to consolidate them. A variable interest entity is defined as an entity in which the equity is not sufficient to permit that entity to finance its activities without external support, or the equity investors lack either voting control, and obligation to absorb future losses, or the right to receive future returns. At the end of 2003, the CICA announced the deferral of the effective date of AcG-15. Previously, AcG-15 was to be effective for interim and annual periods starting on or after January 1, 2004. It is now effective for interim and annual periods beginning on or after November 1, 2004. Early adoption is still permitted. The application of this standard will not have any material impact on the financial position or results of operations of the Company.

Management’s Discussion and Analysis of Financial Position and Operating Results

Financial instruments, hedging, capital assets and comprehensive income:   In January 2005, the CICA publicized four new chapters: chapter 1530 “Comprehensive Income,” chapter 3251 “Capital assets,” chapter 3855 “Financial Instruments —accountability and evaluation,” chapter 3865 “Hedging.” These new standards about recognition, measurement of financial instruments, hedging and comprehensive income have been elaborated in respect with the generally accepted accounting policies already used in the United States (U.S. GAAP). These new standards have to be adopted by the Company at the latest for the period beginning January 1, 2007, but early adoption is accepted. The Company is presently evaluating the impact of these new standards.

Environmental issues

The Company is subject to environmental laws and regulations imposed by the various governmental and regulatory authorities in all the countries where it operates. The Company is also subject to the U.S. Federal Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, as well as other applicable legislation in the United States, Canada and Europe that hold companies accountable for the investigation and remediation of hazardous substances.

The Company is in compliance, in all material respects, with all applicable environmental legislation or regulations. However, ongoing capital and operating expenses are expected to be incurred to achieve and maintain compliance with applicable environmental requirements.

Quantitative and qualitative disclosures regarding market risk

The Company is exposed to certain market risks as part of its ongoing business operations, including risks from changes in selling prices for its principal products, costs of raw materials, interest rates and foreign currency exchange rates, all of which impact the Company’s financial condition, results of operations and cash flows. The Company manages its exposure to these and other market risks through regular operating and financing activities and, on a limited basis, through the use of derivative financial instruments. The Company uses these derivative financial instruments as risk management tools and not for speculative investment purposes.

The following chart provides a quantitative illustration of the impact on the Company’s annual operating income before depreciation and amortization from possible changes in the prices of its principal products, the cost of raw materials and energy, and the exchange rate of the U.S. dollar. This is based on 2004 shipments done or quantity used as adjusted for expected increases in shipments as a result of recent acquisitions, assuming for each price change that all other variables remain constant. To reduce the Company’s vulnerability to selling price fluctuations, some of our operations have implemented risk management programs. The Company uses financial hedges on the selling prices of certain finished products or on the purchase cost of certain raw materials to cover part of the risk related to price fluctuations. Also, from time to time, the Company negotiates term contracts to protect itself against increases in energy prices, including natural gas, for periods of up to 24 months. In addition, by selling marketable pulp in the open market, the Company is able to limit its vulnerability to price fluctuations for this raw material.

Management’s Discussion and Analysis of Financial Position and Operating Results

Sensitivity analysis(1)		Change	OIBD Impact (in millions of dollars)
Selling prices (manufacturing)
Boxboard	USD/ST	$25	27
Containerboard(2)	USD/ST	$25	22
Specialty Products (paper only)	USD/ST	$25	6
Tissue Papers	USD/ST	$50	25
Fine Papers	USD/ST	$40	14

Input cost
Recycled papers
Brown grades	USD/ST	$15	(13)
Groundwood grades	USD/ST	$15	(8)
White grades	USD/ST	$15	(18)
Commercial pulp	USD/MT	$30	(5)
Natural gas	USD/MMBTU	$0,10	(2)

Foreign exchange
Change of C$vs US$(3)	C$	$(0,01)
Sales in US from Canada			(3)
Sales in Canada priced in USD			(4)
US subsidiaries translation			(1)

(1)   Current sensitivity calculated at 1.25 C$/USD, excluding any hedging programs.

(2)   Include our 50% share of our joint venture Norampac Inc.

(3)   As an example; from 1.25 C$/USD to 1.24 C$/USD.

Interest rate risk:   The Company’s principal interest rate risks relate to outstanding debt obligations. As of December 31, 2004, approximately 17% of its long-term debt accrued interest at floating rates. A 1% change in the interest rates applicable to its actual variable rate debt would have a $2.1 million effect on interest expense.

In addition, a joint venture holds certain interest rate swap agreements designated as hedges. These contracts have the objective of covering the variation of the fair value for part of the promissory note from our joint venture caused by the variation in interest rates. The 6.75% fixed interest rate has been subsequently change to an average variable rate in 2004 of 3.96% for a notional amount of $50 million maturing in 2013 (share of the Company is $25 million).

Foreign currency risk:   The Company is exposed to foreign currency risks that arise from normal business operations. These risks include the translation of local currency balances of our foreign subsidiaries, intercompany loans with foreign subsidiaries and transactions denominated in foreign currencies. A significant portion of the Company’s debt is denominated in foreign currencies and so is exposed to foreign currency risks related to interest on this debt and its repayment. The Company is also exposed to exchange rate risks when its sales are in foreign currencies and its costs are not. Fluctuations in exchange rates may adversely affect its ability to compete with non-local producers as well as to export its products. The Company’s objective is to minimize its exposure to these risks through its normal operating activities and, where appropriate, through foreign currency forward contracts. Our policy is to negotiate forward exchange contracts that can cover up to 50% of the net exposure to currency fluctuations for periods of 12 to 18 months. In 2004, approximately 25% of the Company’s total sales from its Canadian operations were made in the United States.

Management’s Discussion and Analysis of Financial Position and Operating Results

The Company and a joint venture entered into contracts to sell forward U.S. dollars in exchange for Canadian dollars. As at December 31, 2004, the Company and a joint venture held foreign exchange forward contracts with a notional amount of US$72 million maturing in 2005 and 2006, at a weighted average exchange rate of 1.3479. As at December 31, 2004, the fair value of these instruments represented an unrealized gain of $10.4 million. Furthermore, the Company was engaged in forward selling contracts in euros maturing in 2005 for the notional amount of €29 million at an average exchange rate of 1.6641. The fair value of these instruments represents a non realized gain of $1.3 million as at December 31, 2004.

As at December 31, 2004, the Company was engaged in forward purchase contracts in U.S. dollars maturing in 2005 for the notional amount of US$44 million at an average exchange rate of 1.1796. The fair value of these instruments represents a non realized gain of $0.9 million at December 31, 2004.

The European subsidiaries entered into foreign exchange forward contracts maturing in less than a year to hedge their currency risks resulting from sales and purchases in European currencies, U.S. dollars, British pounds and in Swedish krona. As at December 31, 2004, the fair value of these instruments represented an unrealized loss of $0.2 million on a notional amount of $23 million.

Furthermore, one of our joint ventures entered into various currency options. The currency options entered into by the joint venture are contracts whereby the joint venture has the right, but not the obligation, to sell U.S. dollars at the strike rate if the U.S. dollars trade below that rate. In addition, in accordance with the contracts, the joint venture has the obligation to sell U.S. dollars at the strike rate if the U.S. dollars trade above a specific rate. As at December 31, 2004, the currency options entered into by the joint venture for a nominal amount of US$16.8 million (the share of the Company is US$8.4 million) had strike prices varying from 1.40 to 1.45 with maturities up to 12 months. These instruments did not represent any unrealized loss or gain as at December 31,2004.

Credit risks:   The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce this risk, the Company’s credit policies include an analysis of the financial position of its customers and a regular review of their credit limits. The Company believes there is no particular concentration of credit risks, due to the geographic diversity of its customers and its procedures for the management of commercial risks. Derivative financial instruments include an element of credit risk, should the counterparty be unable to meet its obligations. The Company reduces this risk by dealing with creditworthy financial institutions.

Commodity price risk:   The Company and a joint venture has also entered into cash-settled swap contracts with counterparties, maturing from 2005 to 2007, under which the Company sets the price on notional quantities of sorted office papers, old corrugated containers, bleached softwood kraft pulp, electricity, natural gas, 42-lb. kraft linerboard and 26-lb. semichemical corrugating medium. Gains and losses arising from these contracts as of December 31, 2004, represented a net unrealized gain of $6.3 million of which $0.5 million was recorded in earnings for contracts not designated as hedges. In addition, an amount of $1.7 million was recorded in 2004 with respect to the amortization of the transitional deferred unrealized gain under AcG-13.

Management’s Discussion and Analysis of Financial Position and Operating Results

Outlook

Within the Packaging segment, the Boxboard Group will continue to optimize the Dopaco acquisition in order to further develop synergies with the other business groups. Price increases announced in North America in the second half of 2004 have been gradually implemented and should be reflected over the next few quarters. The Boxboard Group will also benefit from the Dover Industries Limited business acquisition announced at the beginning of 2005. The Containerboard Group intends to continue focusing on increasing its integration/converting rate and also maintaining the right balance between production and inventory levels. No further price increases are anticipated within this sector in the short term. The Containerboard sector should continue to benefit from a relatively stable OCC market. Slight upward pressures have been noticed in the export markets for this grade. Also, these markets have seen very volatile demand. Generation levels and inventory management policy have so far been sufficient to stabilize the price increase for our mills.

The Tissue Group will continue to integrate the assets acquired in recent years and optimize the recently acquired Memphis facility which began its operations at the end of 2004 and the two converting facilities in Arizona and Calgary. It also intends to further increase its integration/converted product rate to a mid-term range of more than 70%. The fundamental demand for tissue remains strong and the Company anticipates that market conditions will remain favorable.

The Fine Papers Group should benefit from price increases announced for its coated rolls during the fourth quarter of 2004 as larger customers had price protection, thus deferring the implementation of previous price increases. However, any further appreciation in the value of the Canadian dollar will have a negative impact on the benefits derived from these increases. On the uncoated paper side, further price increases in Canada are unlikely for the short term. In the long term, the group will also benefit from new capital investments at its Saint-Jérôme mill, completed at the beginning of 2005, that will reduce costs and improve quality. The Thunder Bay mill should also benefit from new value-added product that will be introduced in the first quarter of 2005.

While market conditions remain very challenging, general economic conditions remain favourable, especially in North America. However, profitability will continue to be sensitive to selling prices and the level of the Canadian dollar. Over the course of 2005 our priorities will be to complete the divesture program of our distribution activities and the integration of recently acquired businesses while applying strict cash flow management in order to further deleverage our balance sheet.

Management’s Discussion and Analysis of Financial Position and Operating Results

Quarterly results(1),(2)

(in million of dollars, except amounts per share)	2004					2003
(unaudited)	March 31	June 30	Sept. 30	Dec. 31	Total	March 31	June 30	Sept. 30	Dec. 31	Total
Sales	763	831	854	806	3,254	783	758	727	727	2,995
OIBD	54	66	74	44	238	67	60	63	47	237
Operating income	15	27	34	3	79	32	25	29	8	94
Net earnings (loss)	(6)	(3)	27	5	23	16	29	4	6	55
per share	$(0.09)	$(0.03)	$0.31	$0.06	$0.25	$0.17	$0.34	$0.04	$0.06	$0.61
Cash flow from operations	31	42	49	36	158	42	42	36	38	158
per share	$0.38	$0.51	$0.60	$0.44	$1.93	$0.52	$0.52	$0.43	$0.46	$1.93

Excluding specific items
OIBD	49	65	78	58	250	67	60	63	47	237
Operating income	10	26	38	17	91	32	25	29	8	94
Net earnings (loss)	(5)	5	14	2	16	11	4	4	(3)	16
per share	$(0.07)	$0.07	$0.17	$0.03	$0.20	$0.13	$0.05	$0.04	$(0.03)	$0.19

(1)   Restated to take into accont the reclassification required for the assets held for sale.

(2)   The reconciliation items of the non-GAAP measures in this table are the same as those of the annual results included in the next section on pages 36, 37 and 38.

Comments on the results of the fourth quarter of 2004

Sales increased by 11% during the fourth quarter of 2004, amounting to $806 million compared with $727 million for the same period last year. The increase was due mainly to business acquisitions realized over the course of the year. Higher prices were mitigated by higher energy and fibre costs and by the impact of an increase in the Canadian dollar exchange rate. Operating income amounted to $3 million for the period compared with $8 million achieved last year.

Net earnings for the fourth quarter ended December 31, 2004, amounted to $5 million ($0.06 per share), or $2 million of net earnings excluding specific items ($0.03 per share), compared to net earnings of $6 million ($0.07 per share) or a loss of $3 million excluding specific items (loss of $0.03 per share), for the same period in 2003. The month of December 2004 was particularly difficult as downtime was extended to avoid building excess inventories.

During the fourth quarter of 2004, we recorded an impairment charge of $18 million ($12 million after tax) related to the property, plant and equipment of one of the Company’s de-inked pulp mills located in Cap-de-la-Madeleine, Québec, which was temporarily closed in March 2003. The Company decided to permanently shut-down this facility.

Management’s Discussion and Analysis of Financial Position and Operating Results

Supplemental information on non-GAAP measures

Neither operating income before depreciation and amortization, operating income, cash flow from operations or cash flow from operations per share are measures of performance under Canadian GAAP. The Company includes operating income before depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share because they are the measures used by management to assess the operating and financial performance of the Company’s operating segments. Moreover, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, these measures do not represent and should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with Canadian GAAP excluding the change in working capital components, and cash flow from operations per share is determined by dividing cash flow from operations by the weighted average number of common shares of the period.

Operating income before depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, and net earnings per common share, excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance to compare its results between periods without regard to these specific items. The Company’s measures, excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined as items such as charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gain or loss on sale of business units, unrealized gain or loss on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gain or loss on long-term debt, and other significant items of an unusual or non-recurring nature.

Management’s Discussion and Analysis of Financial Position and Operating Results

Net earnings, which is a performance measure defined by Canadian GAAP, is reconciled below to operating income, operating income excluding specific items, and operating income before depreciation and amortization excluding specific items:

(in millions of dollars)	2004	2003	2002
Net earnings	23	55	169
Net earnings from assets held for sale	(3)	(4)	(3)
Share of earnings attributed to non-controlling interests	—	—	1
Share of results of significantly influenced companies	(2)	3	(22)
Provision for income taxes	2	10	60
Loss on long-term debt refinancing	1	22	—
Foreign exchange gain on long-term debt	(18)	(72)	—
Interest expense	76	80	69

Operating income	79	94	274
Specific items:
Unusual losses (gains)	(4)	—	4
Impairment loss of property, plant and equipment	18	—	—
Unrealized gain on financial derivative instruments	(2)	—	—
	12	—	4

Operating income excluding specific items	91	94	278

Depreciation and amortization	159	143	137

Operating income before depreciation and amortization excluding specific items	250	237	415

The following table reconciles net earnings and net earnings per share to net earnings excluding specific items and net earnings per share excluding specific items:

	Net earnings			Net earnings per share(1)
(in millions of dollars, except amounts per share)	2004	2003	2002	2004	2003	2002
As per GAAP	23	55	169	$0.28	$0.66	$2.07
Specific items:
Unusual losses (gains)	(4)	—	4	$(0.03)	—	$0.02
Impairment loss of property, plant and equipment	18	—		$0.15	—	—
Unrealized gain on financial derivative instruments	(2)	—	—	$(0.02)	—	—
Foreign exchange gain on long-term debt	(18)	(72)	—	$(0.19)	$(0.77)	—
Loss on long-term debt refinancing	1	22	—	$0.01	$0.18	—
Share of results of significantly influenced companies	—	4	(22)	—	$0.05	$(0.22)
Adjustment of statutory tax rate	—	5	—	—	$0.07	—
Tax effect on specific items	(2)	2	2	—	—	—
	(7)	(39)	(16)	$(0.08)	$(0.47)	$(0.20)

Excluding specific items	16	16	153	$0.20	$0.19	$1.87

(1)   Specific amounts per share are calculated on an after-tax basis:

Management’s Discussion and Analysis of Financial Position and Operating Results

The following table reconciles the net cash provided by operating activities to operating income and operating income before depreciation and amortization:

(in millions of dollars)	2004	2003	2002
Cash flow provided by operating activities	156	126	330
Changes in non-cash working capital components	2	32	(23)
Depreciation and amortization	(159)	(143)	(137)
Current income taxes	22	11	47
Interest expense (includes interest on long-term debt, other interest less interest income and capitalized interest)	76	80	69
Unusual (losses) gains	4	—	(4)
Impairment loss of property, plant and equipment	(18)	—	—
Unrealized gain on financial derivative instruments	2	—	—
Other non-cash adjustments	(6)	(12)	(8)
Operating income	79	94	274

Depreciation and amortization	159	143	137

Operating income before depreciation and amortization	238	237	411

Additional information

Additional information relating to the Company, including the annual report and AIF, is available on SEDAR at www.sedar.com.